Exhibit 12

Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before tax	$47,470	$41,689	$33,380	$22,897	$18,580
Add: Fixed charges, excluding interest on deposits	5,457	3,692	2,755	1,640	86

Earnings available for fixed charges, excluding interest on deposits	52,927	45,381	36,135	24,537	18,666
Add: Interest on deposits	37,485	19,807	12,888	10,611	10,981

Earnings available for fixed charges, including interest on deposits	$90,412	$65,188	$49,023	$35,148	$29,647

Fixed Charges:
Interest expense, excluding interest on deposits	$5,457	$3,692	$2,755	$1,640	$86
Interest factor in net rental expense	—	—	—	—	—

Total fixed charges, excluding interest on deposits	5,457	3,692	2,755	1,640	86
Add: Interest on deposits	37,485	19,807	12,888	10,611	10,981

Total fixed charges, including interest on deposits	$42,942	$23,499	$15,643	$12,251	$11,067

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	9.70x	12.29x	13.12x	14.96x	217.05x
Including interest on deposits	2.11x	2.77x	3.13x	2.87x	2.68x